EXHIBIT 11.2

DUKE REALTY CORPORATION

EARNINGS TO DEBT SERVICE CALCULATIONS

(in thousands)

Three Months Ended March 31, 2005

Net income from continuing operations, less preferred dividends	$21,741
Earnings from sale of land, net of impairment adjustments	(142)
Recurring principal amortization	1,697
Minority interest in earnings of common unitholders	2,316
Interest expense (excludes amortization of deferred financing fees)	33,682
Earnings before debt service	$59,294

Interest expense (excludes amortization of deferred financing fees)	$33,682
Recurring principal amortization	1,697
Total debt service	$35,379

Ratio of earnings to debt service	1.68